KE Holdings Inc.

Oriental Electronic Technology Building

No. 2 Chuangye Road, Haidian District

Beijing 1000086

People’s Republic of China

January 28, 2022

VIA EDGAR

Ms. Babette Cooper

Mr. Wilson Lee

Division of Corporation Finance

Office of Real Estate & Construction

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	KE Holdings Inc. (the “Company”)
Form 20-F for the Fiscal Year Ended December 31, 2020
Filed April 6, 2021
File No. 001-39436

Dear Ms. Cooper and Mr. Lee:

The Company has received the letter dated December 17, 2021 (the “Comment Letter”) from the staff of the Securities and Exchange Commission (the “Staff”) regarding the Company’s Form 20-F for the fiscal year ended December 31, 2020 (the “2020 Form 20-F”), and has previously submitted a letter dated January 7, 2022 to the Staff to request an extension to the deadline for responding to the Comment Letter to January 28, 2022.

The Company respectfully requests a further extension of the deadline for responding to the Comment Letter due to the additional time required to gather sufficient information and prepare thorough responses. The Company has been very busy recently on a number of fronts and will soon enter into the Lunar New Year public holiday period in China that runs from January 31, 2022 through February 6, 2022. The Company will provide its response to the Comment Letter via EDGAR as soon as possible prior to February 25, 2022.

If you have any additional questions or comments regarding the 2020 Form 20-F, please contact the Company’s U.S. counsel, Z. Julie Gao of Skadden, Arps, Slate, Meagher & Flom, at (+852) 3740-4863 or julie.gao@skadden.com. Thank you very much.

Very truly yours,

/s/ Tao Xu
Tao Xu
Chief Financial Officer

cc:	Yongdong Peng, Chairman of the Board of Directors and Chief Executive Officer, KE Holdings Inc.
Z. Julie Gao, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP
Yuting Wu, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP
Amanda Zhang, Partner, PricewaterhouseCoopers Zhong Tian LLP